ZOETIS INC.

100 Campus Drive

Florham Park, New Jersey 07932

September 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form S-4 (File No. 333-191170)

Ladies and Gentlemen:

Zoetis Inc., a Delaware corporation (the “Registrant”) is registering an exchange offer (the “Exchange Offer”) related to its 1.150% Senior Notes due 2016, 1.875% Senior Notes due 2018, 3.250% Senior Notes due 2023 and 4.700% Senior Notes due 2043 (the “Unregistered Notes”), pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2013, in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant hereby makes the following representations:

a. The Registrant has not entered into any arrangements or understandings with any person to distribute the 1.150% Senior Notes due 2016, 1.875% Senior Notes due 2018, 3.250% Senior Notes due 2023 and 4.700% Senior Notes due 2043 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

c. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Securities and Exchange Commission

September 20, 2013

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d. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, available July 2, 1993) in connection with any resale of such Exchange Notes.

e. The Registrant will include in the Exchange Offer prospectus the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Securities and Exchange Commission

September 20, 2013

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Very truly yours,

ZOETIS INC.

By:	/s/ Heidi C. Chen
Name:	Heidi C. Chen
Title:	Executive Vice President, General Counsel and Corporate Secretary